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                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549


                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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                                                                                                              OMB APPROVAL
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             FORM 3                                                                                 OMB Number:           3235-0104
-----------------------------------                                                                 Expires:     September 30, 1998
                                                                                                    Estimated average burden
                                                                                                    hours per response      .... 0.5
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1. Name and Address of Reporting Person *

Alpine Equity Partners L.P.
   (Last)                   (First)                 (Middle)

1285 Avenue of the Americas, 21st Floor
                            (Street)

New York                      NY                      10019
   (City)                   (State)                   (Zip)


2. Date of Event Requiring Statement ( Month / Day / Year )

12/12/97

3. IRS or Social Security Number of Reporting Person, if an entity (Voluntary)



4. Issuer Name and Ticker or Trading Symbol

Platinum Entertainment, Inc./PTET

5.  Relationship of Reporting Person to Issuer   (Check all applicable)

              Director                      X   10% Owner (7)
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       ----------------------------------------


6. If Amendment, Date or Original (Month/Day/Year)



7.    Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----

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                                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of security                            2. Amount of Securities         3. Ownership         4. Nature of Indirect
   (Inst.4)                                        Beneficially Owned              Form: Direct (D)     Beneficial Ownership
                                                   (Instr. 4)                      or Indirect (I)      (Instr. 5)
                                                                                   (Inst. 5)
----------------------------------------------  ------------------------------  -------------------  -------------------------------
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the Form is filed by more than one reporting person, SEE instruction 5(b)(v).                                    SEC 1473(7-97)
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FORM 3 (CONTINUED)                 TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS,
                                         CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security                      2. Date Exercisable and   3. Title and Amount of Securities Underlying
   (Instr. 4)                                           Expiration Date           Derivative Security (Instr. 4)
                                                        (Month/Day/Year)
                                                                                                       Amount or
                                                     Date         Expiration            Title          Number of
                                                     Exercisable  Date                                 Shares
---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------
Series B Convertible Preferred Stock                 (1)          (1)          Common Stock            (2)

Common Stock Purchase Warrant (right to buy)         (4)          (4)          Common Stock            1,800,000
---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------


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 4. Conversion or             5. Ownership           6. Nature of Indirect
    Exercise Price of            Form of                Beneficial Ownership
    Derivative                   Derivative             (Instr. 5)
    Security                     Security:
                                 Direct (D) or
                                 Indirect (I)
                                 (Instr. 5)
----------------------------  ---------------------  ------------------------------------------------
(3)                           I                      (6)

(5)                           I                      (6)
----------------------------  ---------------------  ------------------------------------------------
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Explanation of Responses:

(1) Shares of Series B Convertible Preferred Stock are convertible into shares of Common Stock commencing on December 12, 1999, and at any time thereafter.

(2) The number of shares of Common Stock issuable upon conversion of a share of the Series B Convertible Preferred Stock will be such number as is equal to the quotient obtained by dividing the then applicable redemption value of such share ($1,000 liquidation value per share plus accrued and unpaid dividends) by the Conversion Price. This report relates to 10,000 shares of Series B Convertible Preferred Stock.

(3) The Conversion Price is equal to the lesser of (i) $5.9375 per share of Common Stock and (ii) 100% of the average of the daily closing price per share of Common Stock for the 30 consecutive trading days following the public release by the Issuer of its consolidated earnings statement for the 1998 fiscal year (the "Thirty Day Period").

(4) The Common Stock Purchase Warrant (the "Warrant") is exercisable at any time on or after December 12, 1997 until October 31, 2007.

(5) Common Stock underlying the Warrant may be purchased at a price (the "Exercise Price") equal to the lesser of (i) $6.25 per share of Common Stock (the "Initial Warrant Exercise Price") and (ii) 82.5% of the average of the daily closing price per share of Common Stock for the Thirty Day Period. Notwithstanding the foregoing, if at any time prior to the expiration of the Thirty Day Period, no shares of Series B Convertible Stock remain outstanding, the Exercise Price will be the Initial Warrant Exercise Price.

(6) Owned by MAC Music LLC ("MAC"). The Reporting Person is a managing member of MAC and may be deemed to be the beneficial owner of such securities. The Reporting Person disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest in MAC.

(7) The Reporting Person disclaims beneficial ownership of any securities owned by MAC, except as provided in Note 6 above.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


By:  Alpine Equity Partners L.P.

By:  Alpine Equity Partners L.L.C.,
     its general partner

By: /s/ Lisa A. Hook                                        12/22/97
-----------------------------------------------       ----------------------
    **Signature of Reporting Person                           Date
Name:  Lisa A. Hook
Title: Managing Director

                                                                  SEC 1473(7-97)